1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding certain selected unaudited key performance indicators for the first quarter of 2005 dated April 22, 2005	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-3 (File No. 333-113181), as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 22, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

ANNOUNCEMENT

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the Board announces certain selected unaudited key performance indicators of the Group for the first quarter of 2005.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2005.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS (Note)

	As at 31 December 2004 / For the period from 1 January 2004 to 31 December 2004	As at 31 March 2005 / For the period from 1 January 2005 to 31 March 2005
Local Access Lines in Service (Million)	186.648	195.102
including: Residential (Million)	113.091	115.072
Enterprise (Million)	19.003	19.473
Public Telephone (Million)	12.387	12.723
Wireless Local Access (Million)	42.167	47.834
Net Add of Local Access Lines in Service (Million)	25.660	8.454
Broadband Subscribers (Million)	13.839	15.719
Net Add of Broadband Subscribers (Million)	6.608	1.880
Local Voice Usage (Million Pulses)	429,150	107,824
Domestic Long Distance Usage (Million Minutes)	81,960	21,333
International (including Hong Kong, Macau and Taiwan) Long Distance Usage (Million Minutes)	1,654	377

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Our Group’s business continued to grow steadily during the first quarter of 2005 and local access lines in service reached 195 million, including 47.83 million of wireless local access service subscribers. Same as the first quarter of last year, the Group experienced very favourable growth in subscribers for the first quarter of 2005 with a net add reaching 8.45 million, benefiting from the seasonal strength and the Group’s effective targeted marketing initiatives. Robust subscriber growth led to favourable increase in local voice usage and operating revenue. The operating revenue for the first quarter of 2005 reached RMB40.616 billion. Excluding the amortization of upfront connection fees, operating revenue for the first quarter of 2005 reached RMB38.920 billion, representing an increase of 6.0% (Note) over the same period of last year.

Note:	The relevant financial and business data in this announcement assumes the Group had been operating in the current service areas (20 municipalities, provinces and autonomous regions) since the beginning of 2004.

The Group shall continue to pursue the operation of mobile business proactively so as to realise potential synergies by operating both mobile and wireline businesses. Based on a win-win business model, we shall leverage our telecommunications network resources and strengthen co-operation with content providers with a view to extending the industry value chain. We shall seek to work with IT services providers to provide differentiated total solutions for our enterprise customers. In addition, the Group will fully exploit the development potential of rural telephony, value-added services, leased line and other services with a view to creating new revenue growth drivers. The Group will also strive to transform our networks into intelligent, broadband and IP based networks, and to enhance the development and convergence of multi-terminals and multi-businesses. In addition, the Group shall leverage product bundling and tariff packaging to deliver integrated information services so as to transform the Group from a traditional basic network operator into a modern integrated information services provider in an orderly manner, with a view to ensuring the Group’s sustainable development.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

By Order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC

22 April 2005

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